August 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Liz Packebusch

Re:	Hawaiian Holdings, Inc. Registration Statement on Form S-3 File No. 333-273655

Acceleration Request

	Requested Date:	August 16, 2023
	Requested Time:	4:05 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hawaiian Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-273655) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Amanda Urquiza at (650) 849-3032.

Please direct any questions or comments regarding this acceleration request to Amanda Urquiza at (650) 849-3032.

[Signature page follows]

Sincerely,

Hawaiian Holdings, Inc.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer and Corporate Secretary

cc:	Peter R. Ingram, President and Chief Executive Officer

Shannon L. Okinaka, Chief Financial Officer

Joanne J. Lee, Deputy General Counsel

Christopher Gossert, Managing Director, Financial Reporting and SOX

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.